SOUTHERN CALIFORNIA EDISON COMPANY

2244 Walnut Grove Avenue

(P.O. Box 800)

Rosemead, California 91770

February 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Arthur C. Sandel, Office of Structured Finance

 Michelle Stasny, Office of Structured Finance

Re:    Southern California Edison Company

   SCE Recovery Funding LLC

   Registration Statement on Form SF-1

   File Nos. 333-249674 and 333-249674-01

Dear Mr. Sandel and Ms. Stasny:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern California Edison Company (“SCE”) and SCE Recovery Funding LLC (together with SCE, the “Registrants”), hereby request that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on February 10, 2021, or as soon as possible thereafter.

Please call or email Eric D. Tashman of Norton Rose Fulbright US LLP at (628) 231-6803 or eric.tashman@nortonrosefulbright.com as soon as the registration statement has been declared effective.

Very Truly Yours Southern California Edison Company
By:	/s/ Natalia Woodward
Name:	Natalia Woodward
Title:	Vice President and Treasurer

cc:        Eric D. Tashman, Norton Rose Fulbright US LLP